February 17, 2017

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Trace Rakestraw, Esq.

VIA EDGAR

Re:	Registrant: Natixis Funds Trust I

File No.:            811-04323

Filing Type:      Form N-1A

Dear Mr. Rakestraw:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on January 24, 2017, regarding the post-effective amendment to the Natixis Funds Trust I (the “Registrant”) registration statement on Form N-1A for the Mirova Global Green Bond Fund (the “Fund”), which was filed with the Commission on December 9, 2016 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Please note that the Registration Statement is scheduled to become effective automatically on February 24, 2017. The Registrant expects to file a post-effective amendment pursuant to paragraph (b)(1)(iii) of Rule 485 under the Securities Act of 1933, as amended, to delay the effectiveness of the Registration Statement until February 28, 2017.

Prospectus

1.	Comment. Please include the completed fee and expense tables in your comment response correspondence filing.

Response.        Please see the completed fee and expense tables below:

Shareholder Fees (fees paid directly from your investment)	Class A		Class N	Class Y
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	4.25%		None	None
Maximum deferred sales charge (load) (as a percentage of original purchase price or redemption proceeds, as applicable)	None	*	None	None
Redemption fees	None		None	None

*	A 1.00% contingent deferred sales charge (“CDSC”) may apply to certain purchases of Class A shares of $1,000,000 or more that are redeemed within eighteen months of the date of purchase.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class N	Class Y
Management fees	0.55%	0.55%	0.55%
Distribution and/or service (12b-1) fees	0.25%	0.00%	0.00%
Other expenses [1]	0.65%	0.56%	0.65%
Total annual fund operating expenses	1.45%	1.11%	1.20%
Fee waiver and/or expense reimbursement [2]	0.50%	0.46%	0.50%
Total annual fund operating expenses after fee waiver and/or expense reimbursement	0.95%	0.65%	0.70%

1	Other expenses are estimated for the current fiscal year.

2	Natixis Asset Management U.S., LLC (“Natixis AM US” or the “Adviser”) has given a binding contractual undertaking to the Fund to limit the amount of the Fund’s total annual fund operating expenses to 0.95%, 0.65% and 0.70% of the Fund’s average daily net assets for Class A, N and Y shares, respectively, exclusive of brokerage expenses, interest expense, taxes, acquired fund fees and expenses, organizational and extraordinary expenses, such as litigation and indemnification expenses. This undertaking is in effect through April 30, 2018 and may be terminated before then only with the consent of the Fund’s Board of Trustees. The Adviser will be permitted to recover, on a class-by-class basis, management fees waived and/or expenses reimbursed to the extent that expenses in later periods fall below the applicable expense limitation for Class A, N and Y shares. The Fund will not be obligated to repay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fees or expenses were waived/reimbursed.

2.	Comment. In the expense waiver footnote to the “Annual Fund Operating Expenses” table, please confirm that the undertaking to limit the amount of the Fund’s total annual fund operating expenses will be in effect for at least one year.

Response.        The Registrant confirms that this undertaking is in effect through April 30, 2018, and has inserted this date into the footnote.

3.	Comment. Please confirm that the Adviser will be permitted to recover, on a class by class basis, management fees waived and/or expenses reimbursed only to the extent the expenses in later periods remain below the current expense cap and the expense cap stated in the then effective prospectus.

Response.        The Registrant confirms that the Adviser will be permitted to recover, on a class by class basis, management fees waived and/or expenses reimbursed only to the extent the expenses in later periods remain below both the current expense cap and the expense cap stated in the then effective prospectus.

4.	Comment. The fourth sentence in the first paragraph of the “Principal Investment Strategies” section states, “Under normal circumstances, the Fund will invest at least 40% of its assets in securities of issuers located outside the U.S…” Please describe how the Adviser decides such investments are economically tied to a non-U.S. country.

Response.        The Registrant has added the following disclosure to the section entitled “Principal Investment Strategies”:

“The Adviser considers an issuer to be located outside the U.S. if its head office is located outside the U.S.”

5.	Comment. In reference to “junk bonds,” please consider adding “may be considered speculative” within the section entitled “Principal Investment Strategies.”

Response.       The Registrant notes that the disclosure in the “Principal Investment Risks” under “Below Investment Grade Fixed-Income Securities Risk” provides, in part:

“The ability of the issuer to make principal and interest payments is predominantly speculative for below investment grade fixed-income securities.”

Accordingly, the Registrant respectfully submits that the speculative nature of below investment grade fixed-income securities is appropriately disclosed in the prospectus and respectfully declines to revise the disclosure under “Principal Investment Strategies.”

6.	Comment. In the last sentence of the first paragraph in the section “Principal Investment Strategies,” please revise in plain English the term “alpha.”

Response.        The Registrant has replaced the term “alpha” with “excess return relative to the benchmark.”

7.	Comment. The first sentence in the third paragraph of the “Principal Investment Strategies” section states: “…while offering potential market return in the same manner as other “conventional” fixed income securities.” Please clarify whether the offering of potential market return relates to the Adviser’s selection criteria.

Response.        The Registrant notes that the language quoted above is intended to provide potential shareholders with a general definition of “green bonds,” which are defined for purposes of the Fund’s 80% test under Rule 35d-1 of the Investment Company Act of 1940, as amended (the “Name Rule”). The disclosure does not pertain to the Adviser’s selection criteria and is only intended to provide greater clarity to shareholders regarding the definition of green bonds.

8.	Comment. In reference to the fourth bullet on page 2 of the prospectus, please clarify if Reporting is an “ESG line,” as stated in the introductory paragraph, or a separate consideration. Consider introducing this in a different way.

Response.        The Registrant has revised the section entitled “Principal Investment Strategies” as follows:

“Beyond fundamental security analysis, the Adviser independently analyzes each green bond it selects for the Fund along the following ~~ESG~~ lines:”

9.	Comment.In the second to last paragraph of the “Principal Investment Strategies” section, to the extent the Fund counts derivatives towards its 80% test under the Name Rule, please explain how the Fund values the derivatives for purposes of the Name Rule.

Response.        The Adviser does not count derivatives towards the 80% test for “green bonds” under the Name Rule. The Adviser uses the market value of derivatives for purposes of the calculating the denominator when assessing the 80% test.

10.	Comment. The paragraph labeled “Foreign Securities Risk” in the section entitled “Investment Goals, Strategies and Risks,” references investments in American Depositary Receipts (“ADRs”). If the Fund will invest in ADRs as part of its principal investment strategies, please revise the Fund’s “Principal Investment Strategies” section accordingly.

Response.        The Registrant confirms that the Fund will not invest in ADRs as part of its principal investment strategies and has removed the reference to ADRs from the paragraph labeled “Foreign Securities Risk” in the section entitled “Investment Goals, Strategies and Risks.”

11.	Comment. In the sub-section “Eliminating the CDSC” in the “Fund Services” section, it states “Due to operational limitations at your financial intermediary, a CDSC may be assessed, notwithstanding the exemptions above; please consult your financial representative.” Please consider stating more clearly that the investor is responsible for ensuring the CDSC is eliminated.

Response.        The Registrant has revised the disclosure as follows:

“Due to operational limitations at your financial intermediary, a CDSC may be assessed, notwithstanding the exemptions above; please consult your financial intermediary as to which of these cases can be applied to your redemption.”

12.	Comment. The first sentence in the section “Minimum Balance Policy” references “$500 for networked accounts.” Please explain what “networked accounts” are.

Response.        The Registrant has replaced the phrase “networked accounts” with “accounts held through an intermediary.”

Statement of Additional Information (“SAI”)

13.	Comment. Please confirm whether quotation marks should be placed around “green bonds” in the 8th enumerated investment restriction within the section entitled “Investment Restrictions,” consistent with how this term appears in the prospectus.

Response.        The Registrant has revised the placement of quotation marks around “green bonds,” consistent with the prospectus.

14.	Comment. In section entitled “Portfolio Holdings Information,” with respect to portfolio holdings that will be sent to Wilshire for purposes of performing due diligence with respect to the Fund as an underlying fund holding of the Natixis Sustainable Future Funds:

(a)	Please confirm that the Fund is always expected to be an underlying holding of the Natixis Sustainable Future Funds and, if not, consider qualifying this disclosure accordingly.

(b)	Please confirm whether the Natixis Sustainable Future Funds will be a controlling person of the Fund.

Response.

(a)	Each Natixis Sustainable Future Fund currently expects to invest a portion of its assets in the Mirova Global Green Bond Fund for the foreseeable future. Accordingly, the Registrant does not believe any revisions to the disclosure are necessary.

(b)	The Registrant does not expect that the Natixis Sustainable Future Funds will be a controlling person of the Mirova Global Green Bond Fund at the time of the launch of the Natixis Sustainable Future Funds. However, it is possible that the Natixis Sustainable Future Funds could “control” the Mirova Global Green Bond Fund in the future depending, among other things, upon the relative flows into and out of the funds. The Registrant notes that the Natixis Sustainable Future Funds have a policy to “echo vote” proxies for each of their affiliated underlying funds (i.e. to vote such proxies in the same manner/proportion as such fund’s other shareholders).

15.	Comment. In regards to proxy voting referenced on page 54 of the SAI, please clarify if the Fund will have guidelines to support green bond principals.

Response.        The Fund has a proxy voting policy which takes into account environmental, social and governance (“ESG”) considerations, which the Adviser believes is consistent with green bond principals. Because the Fund invests principally in bonds and does not invest principally in equity securities, the Adviser does not expect that the Fund’s investments will generate many proxies.

16.	Comment. In the “Distribution Agreement and Rule 12b-1 Plans” section on page 56 of the SAI, please revise “the applicable Prospectus” given this is a single-fund prospectus.

Response.        The Registrant has made the requested change.

17.	Comment. In the “Allocation of Investment Opportunity among the Fund and Other Accounts Managed by the Adviser” sub-section of the “Portfolio Management Information” section, if the Adviser uses discretion to allocate investment opportunities, please address in the Correspondence how this works with the participating affiliate relationship.

Response.        The portfolio managers of the Fund provide portfolio management through a personnel-sharing arrangement between Mirova and Natixis AM US. The procedures of Natixis AM US, as summarized in the section captioned “Allocation of Investment Opportunity among the Fund and Other Accounts Managed by the Adviser,” govern how portfolio managers allocate investment opportunities among the Fund and other clients, including clients of Mirova. With respect to similar investment mandates, the Adviser monitors tracking error between accounts versus a model, including clients of Mirova, in an effort to ensure that its policies are adhered to.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete

Assistant Secretary

Natixis Funds Trust I

cc:	Rosa Licea-Mailloux, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.